UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number: 033-31067

(Check One)       [X]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K

[ ]Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2008

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

 [  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

    [  ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ECO2 PLASTICS, INC.
Full Name of Registrant

680 Second Street, Suite 200
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94107
City, State and Zip Code

415-829-6000
(Registrant's telephone no., including area code)

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company requires additional near-term capital in order to meet operating needs.  The financing of these requirements has been complicated in part by potential litigation threatened by Cool Clean Technologies, Inc. (“Cool Clean”) in a complaint filed against the Company on February 27, 2009 in the United States District Court, District of Minnesota, as disclosed in a Form 8-K filed by the Company on March 31, 2009.  Cool Clean is alleging breach of negotiable instrument and breach of contract and that it is due in excess of $626,000.  As of March 31, 2009, the Company has not been served.  Management is in discussions with Cool Clean regarding this matter.  The Company is seeking financial alternatives, and hopes to resolve these matters and file its annual report on Form 10-K within 14 days.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

Rodney Rougelot, 415-829-6000
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[ X] Yes [  ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

ECO2 PLASTICS, INC.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2009                                       By:   /s/ Rodney S. Rougelot
                                                                             Name: Rodney S. Rougelot
                                                                             Its: Chief Executive Officer